Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

KOKOMO ENTERPRISES INC.

Suite 1000, 1177 West Hastings St.

Vancouver, British Columbia  V6E 2K3

(the “Company” or “Kokomo”)

2.

Date of Material Changes

May 6 and 13, 2011

3.

News Releases

News releases were issued on May 6 and 13, 2011 and disseminated via Vancouver Stockwatch and Bay Street News (Market News Publishing) and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Changes

On May 6, 2011, the Company announced that it will enter into a Non-Brokered Private Placement Financing Agreement with a Subscriber to purchase 100,000 units in the capital of the Company at $0.10 per Unit.  On May 10, 2011, the Company issued to the Subscriber the 100,000 units which consist of one common share and one share purchase warrant exercisable at the price of $0.15 per share until May 10, 2013.   The securities issued have a hold period which expires on September 11, 2011.

5.

Full Description of Material Changes

Please see attached News Release dated May 6, 2011 attached as Schedule “A”.

Please see attached News Release dated May 13, 2011 attached as Schedule “B”.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9.

 Date of Report

This report is dated the 13th day of May, 2011.

51-102F3

Kokomo Enterprises Inc.

May 6 and 13, 2011

Schedule “A”

KOKOMO ENTERPRISES INC.

NEWS RELEASE

NEWS RELEASE

Symbols: KKO - CNSX

                 KKOEF - OTC Bulletin Board

Non-Brokered Private Placement

Kokomo Enterprises Inc. (the “Company” or “Kokomo”) wishes to announce that it will enter into a non-brokered Private Placement Financing Agreement with an investor (the “Subscriber”) whereby the Subscriber will purchase 100,000 Units of the securities of the Company at the price of $0.10 per Unit for total proceeds to the Company of $10,000.  Each Unit shall consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.15 per common share for a period of two years from Closing.  There will be no finder’s fee payable in respect to this transaction.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

Kokomo Enterprises Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3

Kokomo Enterprises Inc.

May 6 and 13, 2011

Schedule “B”

KOKOMO ENTERPRISES INC.

NEWS RELEASE

NEWS RELEASE

Symbols: KKO - CNSX

                 KKOEF - OTC Bulletin Board

Non-Brokered Private Placement

Vancouver, BC, May 13, 2011.  Kokomo Enterprises Inc. (the “Company” or “Kokomo”).  Further to the Company’s News Release dated May 6, 2011, the Company wishes to announce that it has closed the non-brokered Private Placement Financing.  The Company has issued a total of 100,000 Units of the Company’s securities at $0.10 per Unit for gross proceeds to the Company of $10,000.  Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company exercisable at the price of $0.15 per common share until May 10, 2013.  The securities issued have a hold period which expires on September 11, 2011.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

Kokomo Enterprises Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3

Kokomo Enterprises Inc.

May 6 and 13, 2011